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                                                                    EXHIBIT 9.4

                             APPROVED PRESS RELEASE

Neose Signs R&D and Licensing Agreement with Wyeth-Ayerst First Commercial Use of GlycoAdvance(TM) -- Novel Protein Glycosylation Technology

HORSHAM, Pa., Dec. 19 /PRNewswire/ -- Neose Technologies, Inc. (Nasdaq: NTEC - news) today announced that it has entered into a research, development and license agreement with Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation (NYSE: AHP - news), for the use of Neose's GlycoAdvance(TM) technology to develop an improved production system for Wyeth's biopharmaceutical compound, rPSGL-Ig (P-selectin glycoprotein ligand). rPSGL-Ig is a P-selectin antagonist that is being developed to treat inflammation and thrombosis associated with acute coronary syndrome and reperfusion injury. It is currently being evaluated in Phase II clinical trials in patients being treated for heart attack. Wyeth is evaluating the use of GlycoAdvance in the production of rPSGL-Ig for Phase III clinical trials and commercial launch.

Neose will develop processes for the commercial-scale manufacture of proprietary enzymes and sugar nucleotides to be used in the production of rPSGL-Ig, and will license GlycoAdvance to Wyeth for commercial production of the drug. During commercial production of Wyeth's current rPSGL-Ig, Neose will receive ongoing payments tied to yield improvements achieved using GlycoAdvance in the production of rPSGL-Ig. In addition, Wyeth has the option to use GlycoAdvance to develop a next generation rPSGL-Ig, in which case Neose would receive royalties on product sales.

Under the agreement, Neose will receive license, research, and milestone payments that would total up to $17 million if all milestones are met. In addition to ongoing product payments, Neose and Wyeth will also enter into a supply agreement for the long-term supply of GlycoAdvance process reagents.

"We welcome Wyeth as our first commercial partner for GlycoAdvance and look forward to contributing to the success of rPSGL-Ig," says Stephen Roth, Ph.D., Neose's Chairman and CEO. "Wyeth and Neose have worked together extensively to show that GlycoAdvance can be applied to a drug in late stage clinical development. We are particularly excited to be working with Wyeth, given their significant investment in biopharmaceutical drug development, and their commitment to being a world leader in biologics manufacturing."

"GlycoAdvance gives us an important competitive advantage that complements our substantial and growing capital investment in manufacturing capacity," says L. Patrick Gage, Ph.D., President, Wyeth-Ayerst Research. "Using GlycoAdvance with rPSGL-Ig will help us launch the drug with manufacturing capacity in place to supply the projected needs of our initial indication, while giving us the flexibility to supply additional indications as they are developed."

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Background on GlycoAdvance

There are more than 360 biotechnology drugs in development for more than 200 diseases. Many of these drugs are glycoproteins -- proteins and antibodies that include complex carbohydrates, or sugar chains, as an integral part of their structure. In 2000, worldwide sales of protein and antibody drugs were about $20 billion. By 2010 worldwide sales are expected to exceed $90 billion. Many of these drugs will be glycoproteins and may be appropriate candidates for GlycoAdvance.

GlycoAdvance is Neose's proprietary enzymatic technology for completing the carbohydrate chains on glycoproteins after they have been produced in a biological expression system such as Chinese hamster ovary (CHO) cells. GlycoAdvance uses a class of enzymes, glycosyltransferases, to add individual sugar units onto the carbohydrate structures on glycoproteins. GlycoAdvance can be used with glycoprotein therapeutics, including fusion proteins and monoclonal antibodies, to extend half-life, increase effectiveness and improve manufacturing efficiency.

Glycoproteins contain complex carbohydrate structures attached to the protein portion of the molecule. These carbohydrates are integral to the structure and function of a glycoprotein and help determine how long the drug stays active in the body. Incomplete carbohydrate structures can result in the drug being cleared from the body too quickly, or may result in the drug being less effective. This means that a greater amount of the drug may be required to achieve the intended effect.

Achieving and maintaining the proper carbohydrate structures on glycoproteins is a major challenge in biotechnology manufacturing. Recombinant therapeutic glycoproteins are produced in living cells, usually CHO cells. The use of cell systems to produce glycoproteins requires balancing the cells' ability to produce protein with their ability to put on the required carbohydrates. As the cells' protein output increases, they do not maintain the proper level of carbohydrates. This often results in low yields of usable product that adds to the cost and complexity of producing these drugs. These low yields are a significant contributor to the critical worldwide shortage of biologics manufacturing capacity.

Background on rPSGL-Ig

Wyeth's rPSGL-Ig is a recombinant version of the human PSGL-1 glycoprotein, linked to the Fc portion of a human antibody. PSGL-1 glycoprotein extends from the surface of white blood cells, or leukocytes, and helps the cells bind to the blood vessel wall in a process known as cell adhesion. PSGL-1 plays a critical role in the migration of these cells from the bloodstream to the site of tissue damage. This is an essential process in helping the body heal itself after an injury. However, in some instances, it can be harmful. Immediately following a heart attack, the leukocytes that attach to the damaged blood vessels exacerbate local inflammation that causes additional tissue damage.

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rPSGL-Ig protects the site of tissue damage by preventing leukocytes and platelets from adhering and causing inappropriate inflammation and/or thrombosis. rPSGL-Ig is in Phase II clinical trials evaluating its ability to help accelerate clot dissolution and prevent reperfusion injury following a heart attack. rPSGL-Ig may also have use in solid organ transplantation and arterial vascular diseases including stroke.

About Neose Technologies

Neose develops proprietary technologies for the synthesis and manufacture of complex carbohydrates. The company uses its broad technology platform in the following programs: GlycoAdvance for correcting incomplete or incorrect glycosylation encountered in the manufacture of recombinant glycoproteins; GlycoTherapeutics to develop and produce novel carbohydrate-based therapeutics; and GlycoActives to develop and produce novel carbohydrate-based food ingredients.

Conference Call/Webcast

A conference call and webcast will be held for the investment community on Thursday, December 20, 2001, at 8:30 a.m. EST. The dial-in number for domestic callers is 800-967-7140. The dial-in number for international callers is 719-457-2629. A replay of the call will be available for 7 days beginning approximately four hours after the call's conclusion. The replay number for domestic callers is 888-203-1112 using the passcode 421599. The replay number for international callers is 719-457-0820, also using the passcode 421599. Live audio of the conference call will be simultaneously broadcast over the Internet through World Investor Link's Vcall website, located at http://www.vcall.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

For more information, please visit http://www.neose.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release that are not historical facts are "forward-looking statements" that involve risks and uncertainties. Among the risks are that the development of rPSGL-Ig using GlycoAdvance may not succeed, or rPSGL-Ig may not receive regulatory approval or be commercialized successfully. For a more detailed discussion of these risks and uncertainties, any of which could cause the Company's actual results to differ from those contained in any forward-looking statement, see the "Risk Factors" section of
Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000.



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